**Dreyfus Municipal Money Market Fund, Inc.**
**Statement of Investments**
**February 28, 2005 (Unaudited)**

| Tax Exempt Investments--101.8% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| | | | |
| **Alabama--2.3%** | | | |
| | | | |
| Jefferson County, VRDN: | | | |
|   Education Revenue 1.95% (Insured; AMBAC and | | | |
|     Liquidity Facility; DEPFA Bank PLC) | 10,000,000 | a | 10,000,000 |
|   Sewer Revenue, Refunding 1.87% | | | |
|     (Insured; XL Capital Assurance and Liquidity | | | |
|      Facility; Regions Bank) | 6,615,000 | a | 6,615,000 |
| Mcintosh Industrial Development Board, Environmental | | | |
|   Improvement Revenue, Refunding, VRDN | | | |
|   (CIBA Specialty Chemicals) 1.86% | 5,500,000 | a | 5,500,000 |
| | | | |
| **Arizona--1.0%** | | | |
| | | | |
| Maricopa County Industrial Development Authority, MFHR | | | |
|   Refunding, VRDN (San Clemente Apartments Project) | | | |
|   1.91% (Insured; FNMA and Liquidity Facility; FNMA) | 10,000,000 | a | 10,000,000 |
| | | | |
| **Arkansas--1.0%** | | | |
| | | | |
| Pulaski County Public Facilities Board, MFHR, VRDN | | | |
|   (Chapelridge Project) 1.94% (LOC; Regions Bank) | 5,650,000 | a | 5,650,000 |
| West Memphis Public Facilities Board, MFHR, Refunding | | | |
|   VRDN (Meadows Apartments Project) | | | |
|   1.91% (Insured; FHLMC) | 3,550,000 | a | 3,550,000 |
| | | | |
| **California--1.8%** | | | |
| | | | |
| FHLMC Multifamily VRDN Certificates, Revenue, VRDN | | | |
|   1.96% (Liquidity Facility; FHLMC and LOC; FHLMC) | 17,875,456 | a | 17,875,456 |
| | | | |
| **Colorado--5.4%** | | | |
| | | | |
| Colorado Educational and Cultural Facilities Authority | | | |
|   College and University Revenue, VRDN | | | |
|   (Fuller Project) 1.97% (LOC; Key Bank) | 10,000,000 | a | 10,000,000 |
| City and County of Denver, Airport Revenue, VRDN: | | | |
|   1.94% (Insured; CIFG and Liquidity Facility; Bayerische | | | |
|     Landesbank) | 5,000,000 | a | 5,000,000 |
|   Refunding 1.91% (Insured; MBIA and Liquidity | | | |
|     Facility; Bank One) | 10,000,000 | a | 10,000,000 |
| Lower Colorado River Authority, Electric Revenue, CP | | | |
|   1.95%, 3/8/2005 (Liquidity Facility; JPMorgan | | | |
|   Chase Bank) | 9,800,000 | | 9,800,000 |
| Mountain Village Housing Authority, Housing Facilities | | | |
|   Revenue, VRDN (Village Court Apartments Project) | | | |
|   2.01% (LOC; U.S. Bank NA) | 7,100,000 | a | 7,100,000 |
| Southern Ute Indian Tribe of the Southern Ute Indian | | | |

| | | | |
|---|---|---|---|
| Reservation, Industrial Revenue, VRDN 1.97% | 10,000,000 | a | 10,000,000 |

**Connecticut--.4%**

| | | | |
|---|---|---|---|
| State of Connecticut, Special Tax Obligation Revenue (Transportation Infrastructure) 3%, 7/1/2005 | 4,000,000 | | 4,013,252 |

**Delaware--1.2%**

| | | | |
|---|---|---|---|
| Delaware Economic Development Authority, MFHR, VRDN (School House Project) 2% (LOC; HSBC Bank USA) | 6,900,000 | a | 6,900,000 |
| Sussex County, IDR, VRDN (Pats Inc. Project) 2.11% (LOC; M&T Bank) | 4,235,000 | a | 4,235,000 |

**District of Columbia--1.2%**

| | | | |
|---|---|---|---|
| District of Columbia, Enterprise Zone Revenue, VRDN (Trigen-PepCo Energy Services) 1.96% (LOC; M&T Bank) | 11,745,000 | a | 11,745,000 |

**Florida--5.0%**

| | | | |
|---|---|---|---|
| Broward County Housing Finance Authority, VRDN: MFHR (Cypress Grove Apartments) 1.91% (LOC; Sun America Inc.) | 13,230,000 | a | 13,230,000 |
| SFMR, Merlots Program 1.96% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank) | 1,900,000 | a | 1,900,000 |
| Jacksonville Electric Authority, Electric Revenue, CP 1.90%, 3/3/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 10,000,000 | | 10,000,000 |
| County of Miami-Dade, Aviation Revenue, CP: 1.99%, 4/7/2005 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust Co.) | 9,000,000 | | 9,000,000 |
| 2.05%, 5/5/2005 (Liquidity Facility: Bayerische Landesbank, JPMorgan Chase Bank and State Street Bank and Trust Co.) | 6,000,000 | | 6,000,000 |
| County of Palm Beach, Health Care Facilities Revenue, VRDN (Morse Obligation Group) 1.90% (LOC; Key Bank) | 7,940,000 | a | 7,940,000 |

**Georgia--5.1%**

| | | | |
|---|---|---|---|
| Conyers Housing Authority, MFHR, VRDN 1.95% (LOC; Amsouth Bank) | 4,000,000 | a | 4,000,000 |
| De Kalb County Housing Authority, MFHR, VRDN (Forest Columbia Apartments Project) 1.96% (LOC; First Tennessee Bank) | 8,300,000 | a | 8,300,000 |
| County of Fulton, Health Care Facilities Revenue Refunding, VRDN (Lenbrook Square Foundation Inc.) 1.85% (LOC; Dresdner Bank) | 2,300,000 | a | 2,300,000 |
| Gwinnett County Development Authority, IDR, VRDN (Suzanna's Kitchen Inc. Project) 1.91% (LOC; Wachovia Bank) | 6,400,000 | a | 6,400,000 |
| Metropolitan Atlanta Rapid Transit Authority Transportation Revenue, CP: | | | |

| | | | |
|---|---|---:|---:|
| 1.91%, 3/10/2005 (LOC; Dexia Credit Locale) | | 9,000,000 | 9,000,000 |
| 2.05%, 5/12/2005 (LOC; Dexia Credit Locale) | | 2,500,000 | 2,500,000 |
| Savannah Economic Development Authority | | | |
| Industrial Revenue, VRDN (Home Depot Project) 1.92% | 17,000,000 | a | 17,000,000 |

**Hawaii--.7%**

| | | | |
|---|---|---:|---:|
| Hawaii Pacific Health, Special Purpose Revenue, VRDN | | | |
| (Department of Budget and Finance) 1.95% | | | |
| (Insured; Radian Bank and Liquidity Facility; | | | |
| Bank of Nova Scotia) | 7,000,000 | a | 7,000,000 |

**Illinois--9.8%**

| | | | |
|---|---|---:|---:|
| City of Chicago, Sales Tax Revenue, VRDN | | | |
| Merlots Program 1.91% (Insured; FGIC and | | | |
| Liquidity Facility; Wachovia Bank) | 10,000,000 | a | 10,000,000 |
| Village of Crestwood, Revenue, VRDN | | | |
| (Trinity Christian College) 1.86% | | | |
| (LOC; Fifth Third Bank) | 7,180,000 | a | 7,180,000 |
| State of Illinois, GO Notes 3%, 6/3/2005 | 15,000,000 | | 15,035,700 |
| Illinois Health Facilities Authority | | | |
| Health Care Facilities Revenues: | | | |
| (Evanston Health Corp.): | | | |
| 1.85%, 3/10/2005 | 10,000,000 | | 10,000,000 |
| 1.88%, 3/17/2005 | 5,000,000 | | 5,000,000 |
| 1.60%, 3/31/2005 | 9,000,000 | | 9,000,000 |
| CP: | | | |
| 2%, 5/12/2005 | 5,000,000 | | 5,000,000 |
| 2.05%, 5/19/2005 | 15,000,000 | | 15,000,000 |
| VRDN (Helping Hand Rehabilitation Center) | | | |
| 1.88% (LOC; Fifth Third Bank) | 2,695,000 | a | 2,695,000 |
| Lake County, MFHR, VRDN | | | |
| (Grand Oaks Apartments Project) | | | |
| 1.91% (Insured; FNMA and Liquidity Facility; FNMA) | 9,000,000 | a | 9,000,000 |
| Roaring Fork Municipal Products LLC, Revenue, VRDN | | | |
| 2.01% (Liquidity Facility; The Bank of New York and | | | |
| LOC: FHLMC, FNMA and GNMA) | 3,440,000 | a | 3,440,000 |
| University of Illinois, University Revenue, VRDN | | | |
| Merlots Program 1.91% (Insured; MBIA and Liquidity | | | |
| Facility; Wachovia Bank) | 3,500,000 | a | 3,500,000 |

**Indiana--2.3%**

| | | | |
|---|---|---:|---:|
| Indiana Health Facility Financing Authority | | | |
| Health Care Facilities Revenue, VRDN | | | |
| (Clark Memorial Hospital Project) | | | |
| 1.97% (LOC; Bank One) | 9,100,000 | a | 9,100,000 |
| Indianapolis Local Public Improvement Bond Bank | | | |
| Revenue 3%, 7/6/2005 | 10,000,000 | | 10,035,472 |
| City of Shelbyville, EDR, VRDN | | | |
| (K-T Corp. Project) | | | |
| 2.01% (LOC; PNC Bank) | 2,655,000 | a | 2,655,000 |

**Iowa--1.9%**

| | | | |
|---|---:|---|---:|
| State of Iowa, Revenue, TRAN 3%, 6/30/2005 | 10,000,000 | | 10,038,533 |
| Iowa Finance Authority, SFMR, VRDN 1.88% | | | |
| (Liquidity Facility; DEPFA Bank PLC) | 8,500,000 | a | 8,500,000 |

**Kansas--.6%**

| | | | |
|---|---:|---|---:|
| Kansas Development Finance Authority, MFHR, Refunding | | | |
| VRDN (Chesapeake Apartments Project) | | | |
| 1.87% (LOC; FHLB) | 5,500,000 | a | 5,500,000 |

**Kentucky--6.3%**

| | | | |
|---|---:|---|---:|
| Kenton County Airport Board, Special Facilities Revenue | | | |
| VRDN (Airis Cincinnati LLC) 1.95% (LOC; Deutsche Bank) | 38,000,000 | a | 38,000,000 |
| Kentucky Asset Liability Commission, General Fund | | | |
| Revenue, TRAN 3%, 6/29/2005 | 17,000,000 | | 17,057,597 |
| City of Somerset, Industrial Building Revenue, VRDN | | | |
| (Wonderfuel LLC Project) | | | |
| 2.01% (LOC; Bank of America) | 6,320,000 | a | 6,320,000 |

**Louisiana--2.5%**

| | | | |
|---|---:|---|---:|
| Calcasieu Parish Industrial Development Board | | | |
| Environmental Revenue, VRDN | | | |
| (Citgo Petroleum Corp.) 1.87% | | | |
| (LOC; Natexis Banques Populares) | 20,000,000 | a | 20,000,000 |
| Ouachita Parish Industrial Development Board | | | |
| IDR, VRDN (Garret Manufacturing LLC Project) | | | |
| 1.96% (LOC; Regions Bank) | 4,360,000 | a | 4,360,000 |

**Maryland--.8%**

| | | | |
|---|---:|---|---:|
| County of Baltimore, Revenue, Refunding, VRDN | | | |
| (Shade Tree Trace) 2.03% (LOC; M&T Bank) | 5,790,000 | a | 5,790,000 |
| Maryland Economic Development Corporation, Revenue | | | |
| VRDN (Todd/Allan Printing Facility) | | | |
| 2.11% (LOC; M&T Bank) | 1,795,000 | a | 1,795,000 |

**Massachusetts--5.9%**

| | | | |
|---|---:|---|---:|
| Gill-Montague Regional School District, GO Notes | | | |
| BAN 3%, 7/29/2005 | 5,000,000 | | 5,025,398 |
| City of Leominster, GO Notes, BAN 2.75%, 5/12/2005 | 6,000,000 | | 6,010,860 |
| State of Massachusetts, GO Notes, CP: | | | |
| 1.92%, 3/14/2005 (Liquidity Facility; Dexia Credit Locale) | 15,000,000 | | 15,000,000 |
| 1.92%, 3/14/2005 (LOC; Bayerische Landesbank) | 26,000,000 | | 26,000,000 |
| Massachusetts Development Finance Agency, Electric | | | |
| Revenue, CP (Nantucket Electric Co.) 1.98%, 3/9/2005 | 4,800,000 | | 4,800,000 |

**Michigan--2.6%**

Birmingham Economic Development Corporation, LOR

|  |  |  |  |
|---|---:|:--|---:|
| VRDN (Brown St. Association Project) |  |  |  |
| 2.14% (LOC; ABN-AMRO) | 1,645,000 | a | 1,645,000 |
| Detroit Downtown Development Authority, LR, Refunding |  |  |  |
| VRDN (Millender Center Project) |  |  |  |
| 2% (LOC; HSBC Bank USA) | 7,000,000 | a | 7,000,000 |
| State of Michigan, GO Notes 3.50%, 9/30/2005 | 10,000,000 |  | 10,086,087 |
| Michigan State Building, LR, CP 1.95%, 4/27/2005 |  |  |  |
| (LOC: The Bank of New York and State Street |  |  |  |
| Bank and Trust Co.) | 6,000,000 |  | 6,000,000 |

**Minnesota--.4%**

|  |  |  |  |
|---|---:|:--|---:|
| Minnesota Housing Finance Agency |  |  |  |
| Revenue, Residential Program 1.25%, 5/18/2005 | 3,745,000 |  | 3,745,000 |

**Mississippi--1.7%**

|  |  |  |  |
|---|---:|:--|---:|
| Mississippi Business Finance Corporation, College and |  |  |  |
| University Revenue, VRDN (Belhaven College Project) |  |  |  |
| 2% (LOC; First Tennessee Bank) | 9,180,000 | a | 9,180,000 |
| University Educational Building Corporation |  |  |  |
| College and University Revenue |  |  |  |
| VRDN (Campus Improvements Project) |  |  |  |
| 1.89% (Insured; MBIA and Liquidity Facility; |  |  |  |
| Amsouth Bank) | 7,600,000 | a | 7,600,000 |

**Nebraska--2.7%**

|  |  |  |  |
|---|---:|:--|---:|
| Nebhelp Incorporated, College and University Revenue |  |  |  |
| VRDN, Multiple Mode Student Loan |  |  |  |
| 1.95% (Insured; MBIA and Liquidity Facility; |  |  |  |
| Lloyds TSB Bank PLC) | 26,480,000 | a | 26,480,000 |

**New Hampshire--3.3%**

|  |  |  |  |
|---|---:|:--|---:|
| New Hampshire Business Finance Authority, IDR, VRDN |  |  |  |
| (Keeney Manufacturing Co. Project) |  |  |  |
| 1.92% (LOC; Bank of America ) | 4,500,000 | a | 4,500,000 |
| New Hampshire Health and Education Facilities Authority |  |  |  |
| Health Care Facilities Revenue, VRDN: |  |  |  |
| (Catholic Medical Center) 1.88% (LOC; Citizens Bank of |  |  |  |
| Massachusetts) | 9,815,000 | a | 9,815,000 |
| (South New Hampshire Medical Center) 1.95% |  |  |  |
| (Insured; Radian Bank and Liquidity Facility; |  |  |  |
| Bank of America) | 8,000,000 | a | 8,000,000 |
| (Wentworth-Douglass Hospital) 1.90% |  |  |  |
| (Insured; Radian Bank and Liquidity Facility; |  |  |  |
| Bank of America) | 10,000,000 | a | 10,000,000 |

**New York--2.0%**

|  |  |  |  |
|---|---:|:--|---:|
| Metropolitan Transportation Authority |  |  |  |
| Transportation Revenue, CP 1.88%, 4/11/2005 |  |  |  |
| (LOC; ABN-AMRO) | 5,000,000 |  | 5,000,000 |
| New York State Thruway Authority |  |  |  |

| | | | |
|---|---|---|---|
| Highway Tolls Revenue 2%, 4/1/2005 | 5,000,000 | | 5,001,990 |
| Rockland County, GO Notes, TAN 2%, 3/24/2005 | 9,000,000 | | 9,002,870 |

**Ohio--1.2%**

| | | | |
|---|---|---|---|
| Lake County, Hospital Facilities Revenue, VRDN | | | |
| (Lake Hospital Systems Inc.) | | | |
| 1.94% (Insured; Radian Bank and Liquidity | | | |
| Facility; Bank of America) | 11,800,000 | a | 11,800,000 |

**Oregon--.6%**

| | | | |
|---|---|---|---|
| Oregon Facilities Authority, MFHR, VRDN | | | |
| (Vintage at Bend Apartments) 1.91% (Insured; FNMA | | | |
| Liquidity Facility; FNMA) | 5,800,000 | a | 5,800,000 |

**Pennsylvania--11.0%**

| | | | |
|---|---|---|---|
| Bethlehem Area School District, GO Notes, VRDN | | | |
| 1.89% (Insured; FSA and Liquidity Facility; | | | |
| Dexia Credit Locale) | 10,000,000 | a | 10,000,000 |
| Dauphin County General Authority, Revenue | | | |
| VRDN 1.96% (Insured; FSA and Liquidity Facility: | | | |
| Bank of Nova Scotia and KBC Bank N.V.) | 17,000,000 | a | 17,000,000 |
| Franklin County Industrial Development Authority | | | |
| Industrial Revenue, VRDN (Menno Haven Project) 1.92% | | | |
| (Insured; Radian Bank and Liquidity Facility; | | | |
| Bank of America) | 15,670,000 | a | 15,670,000 |
| Lancaster County Hospital Authority, Senior Living Facilities | | | |
| Revenue, VRDN: | | | |
| (Luthercare Project) 1.94% (LOC; M&T Bank) | 17,415,000 | a | 17,415,000 |
| (QuarryVille Presbyterian) 1.90% (LOC; M&T Bank) | 7,485,000 | a | 7,485,000 |
| (Willow Valley Retirement Project) 1.95% | | | |
| (Insured; Radian Bank and Liquidity Facility; Bank | | | |
| of America) | 10,000,000 | a | 10,000,000 |
| Montgomery County Higher Education and Health | | | |
| Authority, Revenue, VRDN | | | |
| (Pennsylvania Higher Education and Health Loan): | | | |
| 1.91% (LOC; M&T Bank) | 8,775,000 | a | 8,775,000 |
| 1.94% (LOC; M&T Bank) | 11,680,000 | a | 11,680,000 |
| State of Pennsylvania, GO Notes, VRDN, Merlots Program | | | |
| 1.91% (Insured; MBIA and Liquidity Facility; | | | |
| Wachovia Bank) | 3,360,000 | a | 3,360,000 |
| Susquehanna County Industrial Development Authority | | | |
| Industrial Revenue, VRDN (Pennfield Corp. Project) | | | |
| 2.06% (LOC; Fulton Bank) | 4,925,000 | a | 4,925,000 |

**Rhode Island--.3%**

| | | | |
|---|---|---|---|
| Town of Cumberland, GO Notes, TAN 3%, 6/30/2005 | 3,200,000 | | 3,209,456 |

**Tennessee--.2%**

| | | | |
|---|---|---|---|
| Blount County Public Building Authority, Revenue, VRDN | | | |
| (Local Government Public Improvement) 1.88% | | | |

| | | | |
|---|---|---|---|
| (Insured; AMBAC and Liquidity Facility; Regions Bank) | 2,280,000 | a | 2,280,000 |

**Texas--13.6%**

| | | | |
|---|---|---|---|
| City of Austin, Water and Wastewater Systems Revenue VRDN, Merlots Program 1.91% (Insured; FSA and Liquidity Facility; Wachovia Bank) | 6,415,000 | a | 6,415,000 |
| Dallas Area Rapid Transit Authority, Transportation Revenue CP 1.98%, 3/7/2005 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co. and WestLB AG) | 12,500,000 | | 12,500,000 |
| Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue, VRDN, Merlots Program 1.96%, (Insured; FSA and Liquidity Facility; Wachovia Bank) | 3,530,000 | a | 3,530,000 |
| Greater Texas Student Loan Corporation Student Loan Revenue, VRDN 1.92% (LOC; State Street Bank and Trust Co.) | 10,000,000 | a | 10,000,000 |
| Harris County Health Facilities Development Corporation Revenue, Refunding, CP (The Methodist System) 2.07%, 5/9/2005 | 10,000,000 | | 10,000,000 |
| Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining) 1.88% | 8,000,000 | a | 8,000,000 |
| Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding, VRDN (Motiva Enterprises Project) 2% | 5,000,000 | a | 5,000,000 |
| Revenue Bond Certificate Series Trust, Revenue, VRDN: | | | |
| (Dewitt) 2.23% (GIC; AIG Funding Inc.) | 8,265,000 | a | 8,265,000 |
| (Greens Project) 2.23% (GIC; AIG Funding Inc.) | 5,830,000 | a | 5,830,000 |
| (Heather Lane Apartments) 2.23% (GIC; AIG Funding Inc.) | 10,600,000 | a | 10,600,000 |
| (Landings) 2.23% (GIC; AIG Funding Inc.) | 8,475,000 | a | 8,475,000 |
| City of San Antonio: | | | |
| Water and Sewer Revenue, CP 1.90%, 4/11/2005 (Liquidity Facility; Bank of America) | 14,000,000 | | 14,000,000 |
| Water Revenue, VRDN, Merlots Program 1.91% (Liquidity Facility; Wachovia Bank) | 6,000,000 | a | 6,000,000 |
| State of Texas, Revenue, TRAN 3%, 8/31/2005 | 17,500,000 | | 17,606,300 |
| Texas Department of Housing and Community Affairs SFMR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.) | 5,000,000 | | 5,000,000 |

**Utah--1.0%**

| | | | |
|---|---|---|---|
| Utah Housing Corporation, SFMR 2.50%, 12/1/2005 | 10,000,000 | | 10,000,000 |

**Virginia--1.0%**

| | | | |
|---|---|---|---|
| Richmond Industrial Development Authority Industrial Revenue, VRDN (Cogentrix of Richmond Project) 1.85% (LOC; BNP Paribas) | 9,500,000 | a | 9,500,000 |

**Washington--1.6%**

| | | | |
|---|---|---|---|
| Pierce County Economic Development Corporation Industrial Revenue, VRDN (Seatac Packaging Project) | | | |

| | | | |
|---|---|---|---|
| 2.05% (LOC; HSBC Bank USA) | 5,300,000 | a | 5,300,000 |
| State of Washington, GO Notes, VRDN, Merlots Program | | | |
| 1.91% (Insured; MBIA and LOC; Wachovia Bank) | 3,965,000 | a | 3,965,000 |
| Washington Housing Finance Commission, MFHR, VRDN | | | |
| (Holly Village Senior Living) 1.91% (Insured; FNMA and | | | |
| Liquidity Facility; FNMA) | 6,600,000 | a | 6,600,000 |

**Wisconsin--.6%**

| | | |
|---|---|---|
| Sheboygan Area School District, Revenue, BAN | | |
| 2.625%, 8/15/2005 | 6,000,000 | 6,008,114 |

**Wyoming--2.8%**

| | | |
|---|---|---|
| Campbell County, IDR | | |
| (Two Elk Power Generation Station Project) | | |
| 2.40%, 12/1/2005  (GIC; Royal Bank of Canada) | 27,200,000 | 27,200,000 |

| | | |
|---|---|---|
| **Total Investments (cost $985,642,085)** | 101.8% | 985,642,085 |
| **Liabilities, Less Cash and Receivables** | (1.8%) | (17,879,154) |
| **Net Assets** | 100.0% | 967,762,931 |

Summary of Abbreviations

| | | | | |
|---|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **IDR** | Industrial Development Revenue |
| **BAN** | Bond Anticipation Notes | **LOC** | Letter of Credit |
| **CP** | Commercial Paper | **LOR** | Limited Obligation Revenue |
| **EDR** | Economic Development Revenue | **LR** | Lease Revenue |
| **FGIC** | Financial Guaranteed Insurance Company | **MBIA** | Municipal Bond Investors Assurance |
| **FHLB** | Federal Home Loan Bank | | Insurance Corporation |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **MFHR** | Multi-Family Housing Revenue |
| **FNMA** | Federal National Mortgage Association | **SFMR** | Single Family Mortgage Revenue |
| **FSA** | Financial Security Assurance | **SWDR** | Solid Waste Disposal Revenue |
| **GIC** | Guaranteed Investment Contract | **TAN** | Tax Anticipation Notes |
| **GNMA** | Government National Mortgage Association | **TRAN** | Tax and Revenue Anticipation Notes |
| **GO** | General Obligation | **VRDN** | Variable Rate Demand Notes |

Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%) * |
|---|---|---|---|---|---|
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | 89.7 |
| AAA, AA, A b | | Aaa, Aaa, A b | | AAA, AA, A b | 4.5 |
| Not Rated c | | Not Rated c | | Not Rated c | 5.8 |
| | | | | | **100%** |

* Based on total investments.

a  Securities payable on demand.  Variable interest rate-subject to periodic change.
b  Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c  Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.